UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 226,106,704 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 226,106,704 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,106,704 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Reflects 16,187,302 shares of common stock, par value $0.001, of Match Group, Inc. (“Match Group”) and 209,919,402 shares of Class B common stock, par value $0.001, of Match Group (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”). Shares of Class B Common Stock are reflected on an as converted basis into shares of common stock in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of common stock on a one-for-one basis. Because each share of Class B Common Stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, IAC may be deemed to beneficially own equity securities of Match Group representing approximately 97.5% of the total voting power of all classes of capital stock of Match Group, based on 71,058,751 and 209,919,402 shares of common stock and Class B Common Stock outstanding, respectively, on August 2, 2019. See Item 5.

Introductory Note

The Report on Schedule 13D relating to the common stock, par value $0.001 per share (“Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”), initially filed by IAC with the Securities and Exchange Commission (the “SEC”) on April 14, 2016 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 thereto dated June 30, 2016, April 4, 2017, July 24, 2017, August 7, 2017, August 9, 2017, September 30, 2017, December 31, 2017, February 22, 2018, April 23, 2018, June 30, 2018 and March 31, 2019, respectively, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 12 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of November 24, 2015, by and between IAC and the Company, as amended effective as of April 13, 2016 (the “Employee Matters Agreement”), 123,020, 27,502, and 269 shares of Company Common Stock were issued to IAC on May 31, 2019, June 30, 2019 and July 31, 2019, 2019, respectively, as reimbursement for shares of common stock, par value $0.001, of IAC (“IAC Common Stock”) issued in connection with the: (i) exercise of IAC equity awards and/or (ii) settlement of Match Group equity awards formerly denominated in shares of a Match Group subsidiary, in each case, held by Match Group employees.

Item 4.         Purpose of the Transaction.

The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On August 7, 2019, IAC announced its intention to explore the possibility of a distribution of its interest in Match Group to IAC’s shareholders.  No decisions have been made as to the details of, or whether to pursue or consummate, such transaction.

Item 5.         Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a)           IAC beneficially owns 16,187,302 shares of Company Common Stock, representing approximately 22.8% of the total outstanding shares of Company Common Stock on August 2, 2019. IAC also beneficially owns 209,919,402 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock on August 2, 2019. In accordance with their terms, shares of Class B Common Stock are convertible into shares of Company Common Stock on a one-for-one basis, at any time at the election of the holder. As of the date of this report, IAC is the beneficial owner of shares of Company Common Stock and Class B Common Stock representing approximately 97.5% of the total voting power of all classes of the Company’s capital stock and 80.5% (on an as converted basis) of the total outstanding shares of the Company’s capital stock, in each case, based on 71,058,751 shares of Company Common Stock and 209,919,402 shares of Class B Common Stock outstanding on August 2, 2019.

Item 7.   Materials to be Filed as Exhibits.

99.1

Employee Matters Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.2

Amendment Number One to the Employee Matters Agreement, effective as of April 13, 2016, by and between IAC/InterActiveCorp and Match Group, Inc. (previously filed as Exhibit 99.2 to the Schedule 13D filed by IAC/InterActiveCorp with the Securities and Exchange Commission on April 14, 2016).

99.3

Investor Rights Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.3 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 8, 2019

IAC/INTERACTIVECORP

/s/ GREGG WINIARSKI

	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel & Secretary